

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Mr. Shaoyin Wang
China America Holdings, Inc.
333 E. Huhua Road
Huating Economic & Development Area
Jiading District, Shanghai, China 201811

> **Re:** **China America Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 11, 2011**
> **File No. 000-53874**

Dear Mr. Wang:

We have limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to the below comment, we may have additional comments.

1. We currently have an open review on the post-effective amendment filed on June 10, 2010 to File No. 333-146830. It does not appear as though you have responded to comment two in our comment letter dated July 1, 2010 addressing certain matters pertaining to the above-referenced registration statement. Please note that our review of your proxy statement will remain open until you resolve the outstanding comments on the post-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone at (202) 551-3262, or in her absence, Jay Ingram, Legal Branch Chief at (202) 551-3397 if you have questions regarding the comment or related matters.

Sincerely,

Pamela Long
Assistant Director

cc: James M. Schneider, Esq. (*via facsimile* (561) 362-9612)
        Schneider Weinberger & Beilly LLP
        2200 Corporate Boulevard, N.W.
        Suite 210
        Boca Raton, Florida 33431